Exhibit 99.2

ATTUNITY LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the Nine Months Ended September 30, 2017

Cautionary Statement Regarding Forward-Looking Statements

            Except for the historical information contained in the following sections, the statements contained in the following sections are “forward‑looking statements” within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans" and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results could differ materially from our current expectations.

Factors that could cause or contribute to such differences include, but are not limited to, risks and uncertainties relating to:

•	our history of operating losses and ability to achieve or sustain profitability;

•	our ability to manage our growth effectively;

•	our business and operating results dependency on the successful and timely implementation of our third party partner solutions;

•	the lengthy sales cycle of our products;

•	competition;

•	acquisitions, including costs and difficulties related to integration of acquired businesses and impairment charges;

•	global economic conditions;

•	the potential loss of one or more of our significant customers or a decline in demand from one or more of these customers;

•	timely availability and customer acceptance of Attunity's new and existing products, including Attunity Compose and Attunity Visibility;

•	international operations;

•	our need and ability to raise capital; and

•	other factors and risks on which Attunity may have little or no control.

The foregoing list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting our company, reference is made to our Annual Report on Form 20-F for the year ended December 31, 2016, as amended, or our Annual Report, which is on file with the Securities and Exchange Commission, or the SEC, and the other risk factors discussed from time to time by our company in reports filed or furnished to the SEC.

Except as otherwise required by law, we undertake no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

General

Introduction

Unless indicated otherwise by the context, all references in this report to “Attunity”, the “Company”, “we”, “us” or “our” are to Attunity Ltd. and its subsidiaries. When the following terms and abbreviations appear in the text of this report, they have the meanings indicated below:

●	“Appfluent” means Appfluent Technology, Inc., a Delaware corporation we acquired in March 2015;
●	“BI” means business intelligence;
●	“Big Data” means very large and complex quantities of data-sets that are difficult to process using traditional data processing applications;
●	“BIReady” means BIReady B.V., a Netherlands company, from which we acquired its warehouse automation technology and certain related assets in November 2014;
●	“CDC” means change data capture, a process that captures and replicates only the changes made to enterprise data sources rather than the entire data sources
●	“cloud computing” means the use of computing resources, hardware and software, that are generally delivered as a service over the Internet
●	“dollars” or “$” mean United States dollars;
●	“Hadoop” means an open-source software framework for storage and large-scale processing of data-sets on clusters of commodity hardware;
●	“Hayes” means Hayes Technology Group, Inc., an Illinois corporation we acquired in December 2013; and
●	“NIS” means New Israeli Shekels.

   You should read the following discussion and analysis in conjunction with our unaudited consolidated financial statements for the nine months ended September 30, 2017 and notes thereto, and together with our audited consolidated financial statements for the year ended December 31, 2016 filed with the SEC as part of our Annual Report.

Overview

We are a leading provider of data integration and Big Data management software solutions that enable availability, delivery and management of data across heterogeneous enterprise platforms, organizations, and the cloud.

Our software solutions benefit our customers’ businesses by enabling real-time access and availability of data and files where and when needed, across the maze of heterogeneous systems making up today’s information technology environment. Our software is commonly used for projects such as data warehousing, Hadoop, BI and Big Data analytics, reporting, migration and modernization, data consolidation and distribution and cloud initiatives.

Through direct sales as well as distribution, original equipment manufacturer, or OEM, agreements and strategic relationships with leading global-class partners, our solutions have been deployed at thousands of organizations worldwide in all areas of industry, including financial services, healthcare, insurance, energy, telecommunications, manufacturing, retail, pharmaceuticals and the supply chain industry.

The Market Opportunity and Our Solutions

We believe that the world of IT data infrastructure is undergoing a significant change, one that enables very large information assets to be stored, analyzed and made accessible in a timely manner, reaching more users through more applications and devices. This new paradigm in information access requires support for agile data integration, efficient and real-time capture of data as it changes, and the ability to manage very large quantities of datasets, to which we refer as Big Data. Consequently, our main focus and strategy is to strengthen our position as a leading provider of Big Data management software solutions, including real-time data integration, replication and distribution, data warehouse automation, data usage analytics, and test data management.  According to Forrester Research, Inc., the global Big Data integrated solutions market, generated approximately $1 billion of revenue in 2016 and is projected to grow at a compound annual growth rate of 18.1% between 2015 and 2019.

In 2009, we expanded our product offering to target the data replication market, an important segment of the data integration market that enables the real-time availability and consistency of data across heterogeneous databases. Specifically, we focused on what we called operational data replication software solutions, which are designed to make information available to support operational business intelligence. We have since expanded on our technology to support a variety of mission-critical data initiatives.

Based on, among other things, market studies and inputs from our customers, partners and prospects, we believe that the need for heterogeneous data integration and replication will continue to increase with the adoption of Big Data, cloud computing and Hadoop, as organizations increasingly manage data both in on-premises data centers and in cloud-based systems. In this respect, we focus, through our internal research and development activities as well as acquisitions, on high-speed bulk data transfer and CDC capabilities to support both environments. For example, in March 2015, we acquired Appfluent in order to expand our Big Data offering with data usage analytics for Big Data environments, including data warehousing and Hadoop, designed to allow customers to understand their data usage and processing workload to optimize cost and performance.

We believe that our suite of software solutions and services responds to the market need we identified by providing the following key benefits:

•	our solutions allow organizations to deliver data efficiently, in real-time, and at scale to support a variety of analytic solutions, including Big Data analytics;

•
our solutions simplify the growing, complex maze of different database and data warehouse systems, platforms, versions and hardware, on-premises and in the cloud, reducing the costs of interconnectivity and opening up the opportunity for new and more valuable cross-system applications;

•
our solutions empower organizations to manage a broad range of data sources, across diverse and hybrid environments, including enterprise data centers and the cloud, and throughout commercially-relevant business applications and computing environments;

•
our solutions enable real-time availability as well as faster preparation and modeling of data required to support business intelligence and analytics, a requirement that is now an enabler for improved efficiencies and competitive advantage; and

•
our solutions enable customers to understand how they use and process data across data warehouses and Hadoop, which allows them to optimize the cost and performance of their evolving Big Data environments.

Our Strategy

The key elements of our strategy to achieve our objectives include:

•
Extend our Product Leadership. Our flexible, open and standards-based architecture extends integration opportunities into more data sources, business applications and enterprise computing environments, including cloud computing. Our goal is to provide the most comprehensive and reliable suite of data optimization, automation and availability software solutions for enterprise data centers and cloud environments that provide data usage analytics and accelerate information access and movement, improve system uptime and reduce operational overhead and complexities.

•
Expand and Capitalize on Our Selling Capabilities. We market and sell our products in the U.S., the U.K., Europe, Asia-Pacific regions, the Middle East and Latin America through direct sales, OEM, reseller and distributor channels. We intend to continue to expand our sales channels in those territories and seek to enter into agreements with new OEMs and other indirect channels. Consistent with our strategy to increase our global footprint and strengthen our direct sales capabilities, we have also expanded our sales and marketing teams in the past several years and we intend to capitalize on these new capabilities, primarily by increasing our penetration and sales of large-scale solutions as well as project-based tactical solutions to larger end-customers.

•
Enter New Markets. To date, our revenues have been derived predominantly from licensing our software to enterprises that use it in their data centers and cloud environments to enable Big Data analytics, data integration, data warehousing and business intelligence, file replication and test data management. We believe that our software is well positioned to meet the new and fast-growing markets of Big Data and cloud computing (including cloud data warehousing, analytics, Hadoop, cloud data archiving and disaster recovery), adding value to customers with new solutions as these markets evolve, like replication to the SAP SE market. We intend to capitalize upon these opportunities by marketing our software and services to companies with real-time information needs.

•
Increase Penetration of Our Existing Customer Base. Over the years, our software solutions were licensed to over 2,500 customers worldwide and that base continues to grow. This large installed base affords us the opportunity for cross-selling our expanded product offering and future software solutions.  During the first nine months of 2017, more than 55% of our direct software license orders came from existing customers.

•
Expand and Leverage our Strategic Relationships. We believe that a significant market opportunity exists to sell our software solutions as complementary products to the products and services provided by other organizations with whom we wish to collaborate. To that end, we have already established strategic relationships with various third parties, including leading global-class partners such as Amazon Web Service (AWS); Google Inc.; Hortonworks, Inc.; HP Inc.; IBM; Microsoft Corporation; Oracle Corporation; SAP SE and Teradata Corporation, where our software is sold as a complementary product to their product line, or embedded within their own products. We plan to extend our existing strategic relationships and develop new alliances (such as in the Hadoop market) with leading global software providers, equipment manufacturers, application service providers, systems integrators and value added resellers (VARs), in order to extend the functionality of our software and increase sales. Doing so will also allow us to leverage the sales and marketing capabilities of our alliance partners and facilitate the wider adoption of our software.

•
Pursue Strategic Acquisitions and Investments. In order to achieve our business objectives, we may evaluate and pursue the acquisition of, or significant investments in, other complementary companies, technologies, products and/or businesses that enable us to enhance and increase our technological capabilities and expand our software products and service offerings.  For instance, in March 2015, we acquired Appfluent in order to expand our Big Data offering with data usage analytics for Big Data environments, including data warehousing and Hadoop.

Financial Highlights

•
Total revenue in the first nine months of 2017 increased by 13% to $43.8 million from $38.9 million in the first nine months of 2016. Total revenue includes (1) license revenues, which increased by 13% to $22.3 million from $19.9 million in the same period last year, and (2) maintenance, support and services revenues, which increased by 13% to $21.5 million from $19.1 million in the same period last year.

•
Operating loss in the first nine months of 2017 was $3.0 million, compared with $11.6 million for the same period in 2016. Operating loss for the first nine months of 2016 included an impairment charge of acquisition-related intangible assets of approximately $4.1 million (compared with none in the first nine months of 2017). Operating loss in the first nine months of 2017 included equity-based compensation expenses totaling approximately $2.6 million (compared with $3.0 million for the same period last year), as well as $1.0 million in amortization and expenses related to acquisitions (compared with $1.9 million for the same period last year).

•	Net loss in the first nine months of 2017 was $5.1 million, or ($0.3) per diluted share, compared with a net loss of $10.4 million, or ($0.63) per diluted share, in the same period last year.

•	Cash and cash equivalents were approximately $7.3 million as of September 30, 2017, compared with $9.2 million as of December 31, 2016.

•	Shareholders' equity decreased to $30.5 million as of September 30, 2017, compared with $32.7 million as of December 31, 2016.

Recent Developments

             Below is a summary of the most significant developments in our Company and business since January 1, 2017:

•
On November 21, 2017, we announced that the 2017 annual general meeting of our shareholders will be held on December 27, 2017. The agenda of the annual meeting includes, among other items, approvals of (1) amendments to our compensation policy for executive officers and directors; (2) the concurrent office of our Chairman and Chief Executive Officer for a period of three years; (3) modifications to the terms of equity-based compensation granted to our non-employee directors; (4) the terms of an annual performance bonus for 2018 to our Chairman and Chief Executive Officer; (5) the grant of equity-based compensation to our Chairman and Chief Executive Officer for 2018; and (6) the grant of a special long-term performance-based equity grant to our Chairman and Chief Executive Officer.

•	On November 2, 2017, we announced the appointment of Mark Logan as our Chief Operating Officer, effective November 20, 2017.
•	On November 1, 2017, we announced our expanded strategic partnership with Microsoft Corporation for enabling data migration and replication initiatives.
•
On July 27, 2017, we announced that we entered into a multi-million dollar OEM license agreement with a top information technology company to incorporate Attunity technology to facilitate and drive database and data warehouse migrations.

•	On June 20, 2017, we reported that we amended our shareholder bonus rights plan, such that the expiration date thereof was extended to June 30, 2018, unless earlier redeemed or exchanged.

Critical Accounting Policies

   The preparation of financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.  A comprehensive discussion of our critical accounting policies is included in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section in our Annual Report.

Results of Operations

The following discussion of our unaudited results of operations for the nine month periods ended September 30, 2017 and 2016, included in the following table, which presents selected financial information data (in U.S. dollars in thousands) as a percentage of total revenues as well as the percentage change between such periods, is based upon our unaudited statements of operations contained in our financial statements for those periods, and the related notes, accompanying this report.

	Nine Month Periods Ended September 30,				Percent
	2017		2016		Change
	Unaudited		Unaudited
Revenues:
Software licenses	$22,353	51%	$19,862	51%	13%
Maintenance and services	$21,470	49%	$19,062	49%	13%
Total revenues	$43,823		$38,924		13%

Cost of software licenses	$919	2%	$1,758	5%	(48)%
Cost of maintenance and services	$6,309	14%	$4,913	13%	28%
Research and development	$10,473	24%	$10,076	26%	4%
Selling and marketing	$25,182	57%	$26,024	67%	(3)%
General and administrative	$3,965	9%	$3,601	9%	10%
Impairment of acquisition-related intangible assets	--	n/a	$4,122	11%	n/a
Total operating expenses	$46,848	107%	$50,494	130%	(7)%

Operating loss	$(3,025)	(7)%	$(11,570)	(30)%	(74)%
Financial (expenses) income, net	$(37)	0%	$5	0%	n/a
Loss before taxes on income	$(3,062)	(7)%	$(11,565)	(30)%	(74)%
Income tax benefit (taxes on income)	$(2,031)	(5)%	$1,117	3%	n/a
Net loss	$(5,093)	(12)%	$(10,448)	(27)%	(51)%

Nine Months Ended September 30, 2017 Compared with Nine Months Ended September 30, 2016

   Revenues. Our revenues are derived primarily from software licenses and maintenance and services. The following table provides a breakdown of our revenues by type of revenues (in U.S. dollars in thousands) and as a percentage of total revenues for the periods indicated, as well as the percentage change between such periods:

	Nine Month Periods Ended September 30,				Percent
	2017		2016		Change
Software licenses	22,353	51%	19,862	51%	13%
Maintenance and services	21,470	49%	19,062	49%	13%
Total	43,823	100%	38,924	100%	13%

   Total revenues in the first nine months of 2017 increased to approximately $43.8 million, a 13% increase compared with the same period in 2016 Total revenues were composed of:

•
Software license revenues, which increased by 13% to $22.4 million in the first nine months of 2017, compared with the same period in 2016. The increase in license revenues mainly resulted from (1) approximately $3.0 million recognized from a previously announced strategic OEM licensing agreement with a top information technology company and (2) increased demand for our Attunity Replicate solution, including our Attunity Replicate solution for Hadoop, which was partially offset, mainly by a decrease in sales of our Attunity File and Visibility products; and

•
Maintenance and services revenues, which increased by 13% to $21.5 million in the first nine months of 2017, compared with the same period in 2016. This increase is primarily due to (1) the growth in customer agreements we executed during 2016 and (2) high rates of maintenance renewals.

   Cost of Revenues.  Cost of software license revenues consists of amortization of acquired core technology. Cost of maintenance and services revenues consists primarily of salaries of employees performing the maintenance and consulting services and related overhead. The following table sets forth a breakdown of our cost of revenues between software licenses and maintenance and services (in U.S. dollars in thousands) as well as the percentage change between the periods indicated:

	Nine Month Periods Ended September 30,		Percent
	2017	2016	Change
Cost of software licenses	919	1,758	(48)%
Cost of maintenance and services	6,309	4,913	28%
Total	7,228	6,671	8%

Our total cost of revenues increased by 8% to $7.2 million in the first nine months of 2017 from $6.7 million last year. This is mainly due to (1) approximately $1.0 million of additional expenses associated with the increase in headcount of our support and consulting personnel, and (2) approximately $0.4 million increase in subcontractors’ costs, partially offset by an approximately $0.8 million decrease in amortization of acquired intangible assets. The total headcount of customer support and consulting personnel increased from 38 on September 30, 2016 to 45 on September 30, 2017.

   Operating Expenses. The following table sets forth a breakdown of our operating expenses, excluding cost of revenues (in U.S. dollars in thousands), and the percentage change between the periods indicated:

	Nine Month Periods Ended September 30,		Percent
	2017	2016	Change
Research and development	10,473	10,076	4%
Selling and marketing	25,182	26,024	(3)%
General and administrative	3,965	3,601	10%
Impairment of acquisition-related intangible assets	--	4,122	n/a
Total	39,620	43,823	(10)%

Research and Development.  Research and development, or R&D, expenses consist primarily of salaries of employees engaged in on-going research and development activities and other related costs. Our total R&D costs in the first nine months of 2017 increased by 4% to $10.5 million in the first nine months of 2017 from $10.1 million last year. This is mainly due to (1) an approximately $0.4 million increase in subcontractors’ costs, and (2) approximately $0.2 million of additional expenses associated with the increase in headcount of our R&D personnel. The increase was partially offset by an approximately $0.2 million decrease in a milestone retention payment to certain key Appfluent employees recorded last year. The total R&D headcount increased from 85 on September 30, 2016 to 89 as of September 30, 2017.

Selling and Marketing.  Selling and marketing expenses consist primarily of compensation costs and related overhead to sales, marketing and business development personnel, travel and related expenses, sales offices maintenance and administrative costs. Selling and marketing expenses decreased by 3% to $25.2 million in the first nine months of 2017, compared with the same period in 2016. This decrease is primarily due to (1) a milestone retention payment of $0.6 million to certain key Appfluent employees recorded in first nine months of 2016, (2) a decrease of $0.3 million in travel and related expenses, and (3) an approximately $0.1 million decrease in amortization of acquired intangible assets, partially offset by an increase of approximately $0.2 million in costs associated with marketing activities. Our sales and marketing teams’ headcount decreased from 109 employees as of September 30, 2016 to 106 employees as of September 30, 2017.

General and Administrative.  General and administrative expenses consist primarily of compensation costs for finance, general management and administration personnel, legal, audit, and other administrative costs. General and administrative expenses were $4.0 million in the first nine months of 2017, a 10% increase compared with the same period in 2016. This increase is primarily due to an increase in employee related costs and the devaluation of the dollar against the NIS, that was partially hedged by us. Our general and administrative headcount increased from 12 on September 30, 2016 to 13 as of September 30, 2017.

   Impairment of acquisition-related intangible assets. In the first nine months of 2016, we recorded a $4.1 million impairment charge on acquisition-related intangible assets.  We did not record an impairment charge during the first nine months of 2017.

   Operating Loss. Based on the foregoing, we recorded an operating loss of approximately $3.0 million in the first nine months of 2017, compared with $11.6 million in the first nine months of 2016.

   Financial Income/Expenses, Net. Financial expense, net amounted to $37,000 in the first nine months of 2017, compared with financial income, net of $5,000 in the first nine months of 2016. – The change is mainly due to the devaluation of the dollar against the NIS in 2017, as compared to the devaluation of the dollar against the NIS in 2016.

   Taxes on Income. Taxes on income in the first nine months of 2017 was $2.0 million, compared with income tax benefit of $1.1 million in the first nine months of 2016. This is mainly due to (1) a tax benefit recorded in the first nine months of 2016 due to reduction of a deferred tax liability on intangible assets in the amount of $2.1 million, mainly due to the $4.1 million impairment charge recorded in the first nine months of 2016; and (2) an increase in taxable income of our U.S. subsidiaries.

Net Loss. Net loss in the first nine months of 2017 was $5.1 million, or ($0.30) per diluted share, compared with $10.4 million, or ($0.63) per diluted share, in the same period last year.

Liquidity and Capital Resources

In the past several years, we financed our operations through cash generated by operations and short-term loans. In November 2013, we also raised net proceeds of approximately $18.0 million in a public offering of our ordinary shares and, as described below, in July 2015 we also secured a short-term line of credit.

Our funding and treasury activities are conducted within corporate practices to maximize investment returns while maintaining appropriate liquidity for both our short and long-term needs. Cash and cash equivalents are held primarily in U.S. dollars and in NIS.

Principal Financing Activities

In the past two years, we have engaged in several financing activities designed to improve our cash position, as follows:

Credit Line. In July 2015, we secured a short-term line of credit of approximately $5.0 million from an Israeli bank, which, following several extensions, is currently scheduled to expire in July 2018. Draws, if any, under the credit line bear interest of the monthly LIBOR plus 3.25%. As of September 30, 2017, approximately $430,000 of the line of credit is used by the bank mainly as collateral to secure the Company's obligations under an office lease agreement. To secure the credit line, we agreed, among other things, to grant the bank a first priority floating charge on all of our assets. We refer to the agreements relating to such charges as the “Security Agreements”. The Security Agreements contain various restrictive covenants, including limitations on our ability to pledge additional assets, enter into affiliated party transactions, pay dividends or repurchase our shares, and subject to specified exceptions, a negative pledge on the assets of some of our subsidiaries.

Working Capital and Cash Flows

   As of September 30, 2017, we had cash and cash equivalents of approximately $7.3 million, compared with $9.2 million as of December 31, 2016. The decrease is mainly attributable to (1) net cash used in operating activities of $1.6 million, and (2) a final earn-out payment of $0.3 million made in connection with our acquisition of BIReady technology.

   As of September 30, 2017, we had a deficit in working capital of $1.9 million, compared with a deficit of $1.2 million as of December 31, 2016. The increase in the working capital deficit was mainly due to (1) a decrease of $1.9 million in cash and cash equivalents, (2) an increase in deferred revenues of $0.7 million and (3) an increase in trade payables of $0.6 million. This was partially offset by (1) an increase of $1.5 million in trade receivables, (2) an increase of $0.6 million in prepaid expenses and other account receivables, and (3) a decrease of $0.3 million in employees and payroll accruals.

   The following table presents the components of net cash flows used in and provided by operating, investing and financing activities for the periods presented (U.S. dollars in thousands):

	Nine Month Periods Ended September 30,
	2017	2016
Net cash used in operating activities	(1,649)	(1,093)
Net cash used in investing activities	(409)	(392)
Net cash provided by (used in) financing activities	150	(1,951)

   Net cash used in operating activities was $1.6 million in the first nine months of 2017, compared with net cash used in operating activities of $1.1 million in the first nine months of 2016. The change is mainly due to (1) a $3.4 million decrease in adjustments for non-cash expenses and (2) a $2.3 million decrease in deferred revenues, employees and payroll accruals, and accrued expenses and other current liabilities, partially offset by a decrease of approximately $5.4 million in net loss.

   Net cash used in investing activities was $0.4 million in the first nine months of 2017, similar to the same period in 2016.

   Net cash provided by financing activities was $150,000 in the first nine months of 2017, compared with cash used in financing activities of $2.0 million in the first nine months of 2016. The increase is mainly due a final earn-out payment to Hayes' former shareholders in the amount of $1.9 million paid during the first nine months of 2016, compared with a $0.3 million final earn-out payment in connection with the acquisition of the BIReady technology paid during the first nine months of 2017.

Principal Capital Expenditure and Divestitures

   Our capital expenditures remained at the same level with approximately $0.4 million in the nine months ended September 30, 2017, compared with the same period in 2016, most of which was used for the purchase of computer equipment and software.

   Other than future capital expenditures of the types and consistent with the amounts described above, we have no significant capital expenditures in progress. We did not affect any principal divestitures in the past three years.

Outlook

Currently, our principal commitments consist mainly of our lease payments. In light of our cash balances and other factors, including our ability to generate cash from operations, we believe that our existing capital resources will be adequate to satisfy our working capital and capital expenditure requirements for a period of no less than the next 12 months.